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SEC 19008022

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

MAR 01 2019

Washington DC 408

SEC FILE NUMBER
8 - 66463

8-66463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Henley & Company LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 RXR Plaza

Uniondale	NY	11556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Gemino **(516)-794-5520**

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name -- *if individual, state last, first, middle name*)

9645 Lincolnway Lane Ste. 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Francis Gemino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o Henley & Co LLC, as of 12/31/2018, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ROBIN SIMONETTI
Notary Public, State of New York
No. 01SI6109440
Qualified in Nassau County
Commission Expires May 10, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HENLEY & COMPANY LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements

Statement of Financial Condition 3

Notes to the Financial Statement 4-8

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Henley & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Henley & Company LLC, (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Henley & Company LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Henley & Company LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 26, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

HENLEY & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash and cash equivalents	$	835,775
Receivable from clearing broker, net (includes clearing deposit of $100,000 and securities owned at fair value of $7,740)		492,394
Office equipment, net		2,010
Prepaid expenses and other assets		93,780
Total Assets	$	1,423,959
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		169,159
Due to Affiliate		74,409
Total Liabilities		243,568
Member's equity		1,180,391
Total Liabilities and Member's Equity	$	1,423,959

See accompanying notes to the financial statement.

1. Nature of business

Henley & Company LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist principally of engaging in securities principal transactions. The Company is incorporated in New York, with two locations in the same state.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Recent accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018. The Company believes the impact of the ASUs is minimal.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. Summary of significant accounting policies (continued)

Valuation of Securities Owned at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values level I securities owned that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Office Equipment

Office equipment is stated at cost of $33,181 less accumulated depreciation and amortization of $31,171. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company is subject to New York City unincorporated business tax. The sole member is subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Deposit with clearing broker

Pursuant to an agreement with its clearing broker, the Company is required to maintain a clearing deposit of $100,000.

4. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2018:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Observable Inputs (Level 3)	Balance as of December 31, 2018
Assets owned, at fair value				
Equity Securities	$ 7,740			$ 7,740

5. Related party transactions

The affiliate is a registered investment advisor separately owned by the Company's sole member. The Company receives the affiliate's advisory fees through its clearing broker. Any advisory fee revenue and related commission expense is removed from the Company's statement of operations and recorded by the affiliate. At December 31, 2018 amounts due to this affiliate were $74,409. These amounts are non-interest bearing and are due on demand.

6. Net capital requirement

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $1,083,300 which was approximately $983,300 in excess of its minimum requirement of $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii).

8. Off-balance sheet risk and concentrations of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions for these securities are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. The clearing agreement is also subject to termination fees of $250,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains all of its cash balances at two financial institutions. At times, these balances may exceed Federal Deposit Insurance Corporation insured limits. The Company has not experienced any losses in such accounts.

9. Retirement plan

The Company has a 401(k) plan (the "Plan") which covers employees who work a minimum of 1,000 hours per year and are at least 18 years of age. Employees may defer a percentage of their salary up to the maximum percentage allowable not to exceed the limits of Internal Revenue Code Section 401(k). Employee contributions are vested immediately. The Plan does not provide for the Company to make any matching contributions.

10. Commitments and contingencies

The Company had one non-cancelable operating lease agreement for its headquarters expire in 2018. At December 31st the Company was in negotiations for their Long Island office space and was on a month to month basis until the negotiations were finalized. On February 7th, 2018 the Company entered into two new lease agreements for new office space in New York City. The new leases are effective March 1, 2018 to February 28, 2019 and February 28, 2021 respectively. In addition to the base rent, the leases provide for the Company to pay property taxes and operating expenses over base period amounts.

Effective January 1, 2019, the Company had amended the Long Island office space lease agreement. The agreement expires five years and nine months following either (a) the day immediately preceding the relocation premises commencement date or (b) the last calendar month in which the relocation premises commencement date occurs. Monthly base rent according to this agreement is $8,633. The agreement allows for base rent reductions of $8,633 over nine months totaling $77,699.

Future aggregate minimum lease payments are approximately as follows:

Year ending December 31,	Minimum Lease Commitments
2019	69,928
2020	150,734
2021	117,245
2022	113,204
2023	116,601
Thereafter	90,072
	$ 657,784

The Company recognizes rent expense on a straight line-basis over the lease term.

11. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2019, which is the date the financial statement were available to be issued. On January 15th a statement of claim was filed against the Company, but at the time of the issued financial statements there is no estimate of the amount or range of potential loss. The Company intends to defend this claim vigorously.